Exhibit 12.1

WOLVERINE WORLD WIDE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	24 Weeks Ended		Fiscal Year
	6/15/2013	6/16/2012	2012	2011	2010	2009	2008
Earnings Available for Fixed Charges:
Earnings before income taxes	$61.6	$57.4	$94.2	$168.9	$143.2	$85.7	$140.6
Interest expense, net of amortization of debt fees	23.0	0.7	12.8	1.1	0.4	0.4	2.6

Total	$84.6	$58.1	$107.0	$170.0	$143.7	$86.1	$143.2

Fixed Charges:
Interest on outstanding debt	$22.4	$0.3	$12.0	$0.8	$0.0	$0.4	$2.3
Other interest expense	0.6	0.4	0.9	0.4	0.4	0.1	0.3
Amortization of debt fees	3.1	0.1	7.0	0.3	0.1	0.0	0.3

Total	$26.1	$0.8	$19.9	$1.5	$0.5	$0.5	$2.9

Ratio of Earnings to Fixed Charges	3.24	69.74	5.41	121.90	251.59	174.37	50.22